SI

21004477

SEC Mail Processing

MAY 27 2021

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RJL Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 Christopher Lane, Suite 103
(No. and Street)

Staten Island	NY	10314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs
(Name – *if individual, state last, first, middle name*)

420 Lexington Ave, Ste 260	New York	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph Lamberti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJL Capital Group, LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES & CEO

Title

Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RJL CAPITAL GROUP, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended March 31, 2021

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Table of Contents

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
RJL Capital Group, LLC
260 Christopher Lane, Suite 103
Staten Island, NY 10314

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RJL Capital Group, LLC, Inc. as of March 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of RJL Capital Group, LLC as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of RJL Capital Group, LLC's management. Our responsibility is to express an opinion on RJL Capital Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RJL Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company, due to current risks and uncertainties, is discussing merging with another broker/dealer which would result in the Company closing its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as RJL Capital Group, LLC's auditor since 2020.

New York, NY
May 18, 2021

RJL CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

March 31, 2021

ASSETS		
Cash	$	112,358
Accounts receivable		1,607
Due from broker, including clearing firm deposits of $250,000		305,851
Commissions receivable		44,189
Prepaid expenses and other assets		3,542
Property and equipment, net of accumulated depreciation of $31,328		-
TOTAL ASSETS	$	467,547
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	47,685
Bank loan payable		56,638
TOTAL LIABILITIES		104,323
MEMBERS' EQUITY		363,224
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	467,547

See Accompanying Notes to Financial Statement

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

RJL Capital Group, LLC, (the "Company") was formed as a limited liability company in New York on May 12, 2011. The Company operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company is a fully disclosed, introducing broker-dealer with the authority to trade domestic and foreign equities, options and fixed Income securities for institutional clients.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's of Accounting Standards Codification.

Cash and Concentrations of Credit Risk

The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

Property and Equipment

Property, equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years on a straight line basis.

Deposits with Clearing Brokers

The Company, per the terms of its clearing agreements, is required to maintain restricted security deposits with its clearing brokers. Such deposits amounts are refundable to the Company upon termination of the agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is taxed as a partnership for income tax filing purposes. The Company pays no federal or state income taxes. The members are taxed individually on their prorated proportionate share of the Company's earning for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for New York City unincorporated business tax based on the Company's income, if applicable. For the period ending March 31, 2021 the Company had ($31,248) of New York City unincorporated business tax due to overpayment and an adjustment to the accrual for the year (such amount is included in Other income in the Statement of Operations).

The Company's 2015, 2016, 2017, 2018 and 2019 tax returns remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company accounts for income tax under the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basses and operating loss and ta credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years In which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that apportion of deferred tax asset will not realized. As of March 31, 2021, there were no deferred taxes or allowances.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgement is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more likely-than-not probability that the uncertain tax provisions will withstand challenge, is any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalizes related to income tax matters are classified as a component of income tax expense. As of March 31, 2021 the Company had determined that the Company had no uncertain tax positions that would require financial statement recognition.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue Recognition

Effective January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2019. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company buys and sells securities on behalf of its customers and receives commissions for acting as a prime broker. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Significant judgment is required to determine whether performance obligations are satisfied at a point in time over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company enters into contracts with customers with respect to the execution services provided to customers. Customers are charged a commission each time they enter into a buy or sell transaction. Commissions and related clearing charges are recorded on a trade date basis because this is when the underlying financial instrument and counterparties are identified, pricing is agreed upon and risks of ownership transfer to the customer.

Disaggregation of Revenue

All of the Company's revenues are disaggregated accordingly in the statement of income.

NOTE 3. REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of March 31, 2021 the Company's receivables were approximately $1,607.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of April 1, 2020 and as of March 31, 2021, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of April 1, 2020 and as of March 31, 2021, there were no contract liabilities.

NOTE 4. LEASE ACCOUNTING - ASC 842

In January 2016, the FASB issued ASU 2016-02, Topic 842, Leases. Also, in July 2019, the FASB issued ASU 2019-10, Codification Improvements to Leases. These standards require the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has performed an assessment of ASU 2016-02. It was determined that there is no need for the Company to record a right to use asset nor an offsetting lease obligation.

NOTE 5. COMMITMENTS

In the normal course of business, from time to time, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings or administrative proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Accounting for Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

NOTE 5. COMMITMENTS (CONTINUED)

Office Lease

The Company sublets office space from a related party. The sublease term is on a month-to-month basis as the Company terminated this agreement as of February 1, 2021.

NOTE 6. OFF-BALANCES SHEET RISK

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of March 31, 2021, all unsettled securities transactions were settled with no resulting liability' to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

NOTE 7. INDEMNIFICATION

In the normal course of its business, the Company indemnifies and guarantees certain service providers against potential loss in connection with their providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 8. DUE FROM BROKER

The Company clears all securities transactions through clearing brokers. Receivables due to or from clearing brokers are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing brokers to be fully collectable, and accordingly, no allowance for doubtful accounts has been established.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2021, the Company had net capital of $358,075, which was $353,075 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 13%.

NOTE 10. GOING CONCERN

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these consolidated financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act includes temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has been in ongoing discussions with another FINRA member broker dealer to merge operations, which would potentially result in the Company submitting Form BDW (Broker Dealer Withdrawal). No such form has been filed as of the issuance of these financial statements, but the possibility of this consolidation may adversely impact the existence of the Company for the foreseeable future.

NOTE 11. BANK LOAN PAYABLE

In response to COVID-19, the Company submitted an SBA loan application for $56,638, which was computed based on the qualifying expenses in 2019. The Company was approved by its bank and the SBA and the loan was issued to the Company on May 5, 2020. The Company qualified for loan forgiveness on January 1, 2021. The Company intends to qualify for loan forgiveness on the loan balance over the qualifying period and will convert the loan to revenue once the loan forgiveness has been formally granted by the appropriate authorities (Note 12).

NOTE 12 – SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred between April 1, 2021 and May 18, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The firm's SBA loan was forgiven in full on April 29, 2021, at which point the firm recognized that amount as revenue on its statement of operations.

RJL Capital Group, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended March 31, 2021

RJL CAPITAL GROUP, LLC

MARCH 31, 2021

Table of Contents

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors RJL Capital Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by RJL Capital Group, LLC and the SIPC, solely to assist you and SIPC in evaluating RJL Capital Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2021. RJL Capital Group, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2021 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on RJL Capital Group, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of RJL Capital Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs, LLP

Lerner & Sipkin CPAs, LLP
New York, NY
May 18, 2021

RJL CAPITAL GROUP, LLC
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended March 31, 2021

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 1,871,523
Additions	
Deductions	(418,555)
SIPC Net Operating Revenues	$ 1,452,968

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 1,452,968
General Assessment @ .0015	2,179

Assessment Remittance:

Less: Payment made with Form SIPC-6 in October, 2020	(1,135)
Assessment Balance Due	$ 1,044

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended March 31,2021

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 1,452,968
SIPC Net Operating Revenues as computed above	1,452,968
Difference	$ -

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended March 31, 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

RJL CAPITAL GROUP LLC
260 CHRISTOPHER LANE STE 103
STATEN ISLAND, NY 10314-1631

SEC #8-68924

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ilina Stamova 212-668-8700

2. A. General Assessment (item 2e from page 2) $2,179

B. Less payment made with SIPC-6 filed (exclude interest) (1,135)
10-29-2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,044

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1,044

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $1,044

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RJL CAPITAL GROUP LLC
(Name of Corporation, Partnership or other organization)

IStamova
(Authorized Signature)

FINOP
(Title)

Dated the 19 day of May, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2020 and ending March 31, 2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,871,523
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	383,985
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): SBA Forgiveness Revenue (Deductions in excess of $100,000 require documentation)	12,500
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $2,971	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $22,070	
Enter the greater of line (i) or (ii)	22,070
Total deductions	418,555
2d. SIPC Net Operating Revenues	$ 1,465,968
2e. General Assessment @ .0015	$ 2,179 (to page 1, line 2.A.)